EXHIBIT 99.4

LEVON RESOURCES LTD.

NATIONAL INSTRUMENT 51-102

2012 Request Form

Dear Shareholder:

National Instrument 51-102, Continuous Disclosure Obligations, requires that LEVON RESOURCES LTD. (the “Corporation”) annually send to the registered holders and beneficial owners (“securityholders”) of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation’s financial statements.  If you wish to receive the Corporation’s financial statements or other selective securityholder communications, please complete and return this form.

Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the supplemental distribution lists maintained by the Corporation.

PLEASE RETURN TO:	LEVON RESOURCES LTD. c/o Valiant Trust Company 600-750 Cambie Street Vancouver, BC V6B 0A2

I confirm that I own shares of LEVON RESOURCES LTD.  Please add my name to your supplemental distribution lists in order that I might receive the following:

☐	(A)	Annual financial statements and MD&A of the Corporation, or

☐	(B)	Interim financial statements and MD&A of the Corporation, or

☐	(C)	Both (A) and (B) as described above

Name:
(Please print)
Address:

SIGNATURE:		DATE:
I certify that I am a securityholder of the Corporation

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to securityholders and investors in a more timely and cost efficient manner than by traditional paper methods.  The CSA requires all issuers to file their continuous disclosure documents through SEDAR.  These documents including financial statements can be viewed at www.sedar.com.